Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 14, 2024

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2024;

•	to disclose the calculation of our February 29, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

April 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2024 (and repurchases as of March 31, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0729
Class T	$24.8374
Class D	$24.8892
Class M	$24.9380
Class I	$24.1966
Class F*	$25.2457
Class Y*	$24.1575

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 29, 2024 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 29, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2024.

The following table provides a breakdown of the major components of our total NAV as of February 29, 2024 (dollar amounts in thousands):

Components of NAV	February 29, 2024
Loans receivable	$7,904,422
Investment in real estate	183,533
Mortgage-backed securities held-to-maturity	124,938
Mortgage-backed securities, at fair value	259,126
Cash and cash equivalents	69,806
Restricted cash	18,213
Other assets	80,226
Collateralized loan obligation, net of deferred financing costs	(4,259,257)
Repurchase agreements payable, net of deferred financing costs	(281,844)
Credit facility payable, net of deferred financing costs	(855,690)
Mortgage note, net of deferred financing costs	(123,776)
Accrued stockholder servicing fees(1)	(1,429)
Other liabilities	(116,057)

Net asset value	$3,002,211

Number of outstanding shares	121,521,174

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 29, 2024, we accrued under GAAP $109,018 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 29, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,606,643	$27,699	$14,674	$127,747	$1,184,900	$18,646	$21,902	$3,002,211
Number of outstanding shares	64,078,846	1,115,208	589,566	5,122,598	48,969,725	738,583	906,648	121,521,174

NAV per Share as of February 29, 2024	$25.0729	$24.8374	$24.8892	$24.9380	$24.1966	$25.2457	$24.1575

Market Update

Treasury yields rose appreciably in February 2024 as investors reduced their expectations for the number of rate cuts the Federal Reserve might enact in 2024, as January’s inflation data came in stronger than expected. Against this backdrop, the Bloomberg Agg returned -1.41% in February and is down -1.68% year to date, extending its volatile run over the last several years.

Following several months of steady but gradual improvement in commercial real estate (CRE) transaction volume and pricing, January 2024 saw a notable improvement as the long freeze in CRE transactions shows signs of thawing in 2024.

•	CRE deal volume in was down just -11% compared to a year ago, a notable improvement from the -53% annual decline as of December 2023.[1]

•	Annual property price declines moderated to -4.8% in January 2024 compared to -9.1% in December 2023 and approximately -14% in July 2023.[1]

•	Dispersion across property types remains wide as industrial properties continue to drive the price recovery (+1.4%) while office prices in central business districts (-28.9%) continue to struggle.[1]

Outside of office, CRE fundamentals have generally remained resilient and lent support to the CRE market.

The volume of distressed properties grew steadily in 2023 to $85.8 billion (driven predominantly by office), but it reached less than half the level reached during the height of the global financial crisis (GFC), when it neared $200 billion. Notably, the pace of growth in distressed assets slowed in the second half of the year.1 Consumer-centric sectors continue to benefit from healthy household spending and muted new construction. In the multifamily and industrial sectors, rent growth has slowed but secular demand drivers remain firmly in place.

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The industrial sector has long hitched its wagon to growth in ecommerce spending, but more recently the burgeoning trends in supply chain onshoring and manufacturing spending have added new layers of demand.

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While apartment rent growth softened during 2023 and into 2024, due to slower household formation and strong new construction activity, the record-high cost of homeownership remains a massive support for apartment demand over the medium term while construction starts have begun trending lower.

Banks appear unlikely to grow their balance sheets materially despite the approximately $500 billion in CRE debt scheduled to mature in 2024 and 2025.3 Against this backdrop, we see significant opportunity for alternative lenders that have an ability to deploy capital today.

[1]	MSCI Real Capital Analytics, as of January 2024, latest data available.

Performance Update

We generated positive total returns across all share classes in February (see table below) driven by distributions paid during the month and appreciation in net asset value (NAV).

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The current annualized distribution rate is 7.63% for Class I shares, 7.12% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the April 1, 2024 transaction price.

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The tax equivalent distribution rate is 8.53% for Class I shares, 7.96% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the April 1, 2024 transaction price.[2]

We offer a high level of excess income over short-term rates on both a nominal and real basis. Based on the Class I share, our annualized distribution rate of 7.63% is 224 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Furthermore, our tax-equivalent annualized distribution rate is 314 bps over 3-month T-bills, or 2.4x higher compared to T-bills when comparing real yields/distribution rates. We met 100% of repurchase requests in January.

We met 100% of repurchase requests in February 2024.

Origination Highlights

We closed on $148.6 million of originations in February 2024, including:

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$114.3 million in loans backed by a diversified mix of Class A industrial assets totaling 1.8 million square feet. Each of the properties is located in regions where Industrial has thrived, including the Memphis, Tenn.; Inland Empire, Calif.; Atlanta; Dallas-Fort Worth; and Indianapolis metropolitan statistical areas (MSAs). All the properties are 100% occupied with weighted average lease terms between 4.1 and 6.3 years.

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A $34.3 million loan backed by a 269,000-square-foot, Class A industrial park, comprised of nine buildings well-located on a major highway that traverses the highly attractive Phoenix MSA. The property is 92.1% occupied by a mix of high-quality tenants.

Portfolio Highlights

•	As of February 29, 2024, the portfolio was weighted to Multifamily (57%) given our favorable outlook for the sector followed by Hospitality (13%) and Industrial (11%).

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The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), return of business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•

We remained disciplined in our underwriting approach. Originations closed in February were underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

•	We have not closed any new Office investments since October 2022 and Office exposure represented just 9.2% of the portfolio as of February 29, 2024.

•	99.21% of the portfolio is comprised of performing assets as of December 31, 2023, while non-accruals represented just 0.79% of the portfolio.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of March 12, 2023.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

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Deep experience of FS Investments and Rialto managing through commercial real estate (CRE) market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 72 out of 74 months; its largest monthly drawdown was just -0.27% in March 2020.

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High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.6 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of February 29, 2024.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

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Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with continued net inflows, allows us to remain a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 40,373,887 shares of our common stock (consisting of 19,046,012 Class S shares, 19,670,077 Class I shares, 147,345 Class T shares, 186,771 Class D shares, and 1,323,683 Class M shares) in the primary offering for total proceeds of $999.49 million and (ii) 5,021,349 shares of our common stock (consisting of 2,665,355 Class S shares, 2,131,708 Class I shares, 55,393 Class T shares, 21,093 Class D shares, and 147,801 Class M shares) pursuant to our distribution reinvestment plan for a total value of $124.12 million.